SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 3 )*

NationsHealth, Inc.
(Name of Issuer)
Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
63860C100
(CUSIP Number)
Patricia Perez, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No.	63860C100	Page	2	of	18	Pages

1	Names of Reporting Persons
MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Anguilla, British West Indies

	7	Sole Voting Power

Number of		3,368,120

Shares	8	Shared Voting Power
Beneficially
Owned by		16,419,826[1]

Each	9	Sole Dispositive Power
Reporting
Person		4,267,096

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,267,096[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

14.1%[2]

14	Type of Reporting Person (See Instructions)

PN
1 Includes 11,265,897 shares of common stock (the “RGGPLS Shares”) reported to be beneficially owned by RGGPLS, LLC (“RGGPLS”) on Amendment No. 9 to Schedule 13D filed on March 31, 2009 and 4,254,953 shares of common stock (the “GRH Shares”) reported to be beneficially owned by GRH Holdings, L.L.C. (“GRH”) on Amendment No. 5 to Schedule 13D filed on February 14, 2008, due to the rights granted to and from RGGPLS and GRH pursuant to Stockholders Agreement described in Item 4.
2 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 19,787,946 and the percent of class represented in Row (11) would be 65.3%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	3	of	18	Pages

1	Names of Reporting Persons
MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		449,860

Shares	8	Shared Voting Power
Beneficially
Owned by		15,640,921[1]

Each	9	Sole Dispositive Power
Reporting
Person		569,931

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

569,931[3]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

2.0%[3]

14	Type of Reporting Person (See Instructions)

PN
3 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 16,090,781 and the percent of class represented in Row (11) would be 56.7%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	4	of	18	Pages

1	Names of Reporting Persons
MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		3,817,980

Shares	8	Shared Voting Power
Beneficially
Owned by		16,539,897[1]

Each	9	Sole Dispositive Power
Reporting
Person		4,837,027

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,837,027[4]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

15.8%[4]

14	Type of Reporting Person (See Instructions)

OO
4 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 20,357,877 and the percent of class represented in Row (11) would be 66.5%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	5	of	18	Pages

1	Names of Reporting Persons
OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,148,283

Shares	8	Shared Voting Power
Beneficially
Owned by		16,287,517[1]

Each	9	Sole Dispositive Power
Reporting
Person		2,914,950

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,914,950[5]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

9.7%[5]

14	Type of Reporting Person (See Instructions)

OO
5 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 18,435,800 and the percent of class represented in Row (11) would be 61.5%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	6	of	18	Pages

1	Names of Reporting Persons
MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		5,966,263

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		7,751,977

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,751,977[6]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

23.9%[6]

14	Type of Reporting Person (See Instructions)

OO
6 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 23,272,827 and the percent of class represented in Row (11) would be 71.6%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	7	of	18	Pages

1	Names of Reporting Persons
MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		6,145,363

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		7,931,077

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,931,077[7]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

24.4%[7]

14	Type of Reporting Person (See Instructions)

IN; HC
7 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 23,451,927 and the percent of class represented in Row (11) would be 72.2%, if the RGGPLS Shares and GRH Shares were included.

     This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13D, which was filed on March 9, 2005, as amended on February 26, 2008 and April 17, 2009, previously to that on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004. Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the amendment to Schedule 13D filed on April 17, 2009.
Item 3. Source and Amount of Funds or Other Consideration

On April 30, 2009, ComVest NationsHealth Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ComVest Investment Partners III, LP (“Parent”), NationsHealth Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).  Contemporaneously with entering into the Merger Agreement, the Issuer and Parent also entered into the Bridge Loan Agreement, dated as of April 30, 2009 (the “Bridge Loan Agreement”), pursuant to which the Issuer and certain of its subsidiaries, Nationshealth Holdings, L.L.C., a Florida limited liability company (“NH LLC”), United States Pharmaceutical Group, L.L.C., a Delaware limited liability company (“USPG”), Diabetes Care & Education, Inc., a South Carolina corporation (“Diabetes”), and National Pharmaceuticals and Medical Products (USA), LLC, a Florida limited liability company (“National”) issued to Parent a 10% Secured Convertible Subordinated Promissory Note in the aggregate principal amount of $3 million (the “Bridge Note,” and the loan made by Parent under the Bridge Loan Agreement, the “Bridge Loan”), the payment of which is secured by a security interest in substantially all of the assets of the issuers thereof that is senior to the security interest securing the Notes and constitute senior indebtedness under the Notes and the First Amended and Restated 7 ¾% Convertible Secured Notes in favor of each of Master Account, Capital Partners (100), and OTQ, issued by the Issuer, NH LLC, USPG, Diabetes, and National (the “First Amended and Restated Notes”).  At the effective time of the Merger, any and all of the amounts outstanding under the Bridge Loan will be converted into Series A Preferred Stock of the Issuer, par value $0.01 per share (the “Series A Preferred Stock”), which Series A Preferred Stock will be convertible at the option of the holder into shares of common stock of the Surviving Corporation at a conversion price of $0.12 per share (the "Mandatory Conversion").  In the event of termination of the Merger Agreement in certain circumstances and the failure by the Issuer and its subsidiaries to pay all of the outstanding obligations under the Bridge Note on or before the maturity date or applicable due date, Parent will have the option to convert the Bridge Loan into Series A-1 Preferred Stock, par value $0.01 per shares (the "Series A-1 Preferred Stock"), which will be convertible at the option of the holder into shares of common stock of the Issuer at a conversion price of $0.05 per share, all in accordance with the provisions of the Bridge Loan and the Merger Agreement (the "Optional Conversion").  Both the Series A Preferred Stock and the Series A-1 Preferred Stock vote with the Issuer’s common stock on an as converted basis.

In connection with the foregoing, the Issuer requested and the Reporting Persons agreed, subject to satisfaction of certain conditions, to provide certain waivers under and modifications (as more fully described in Item 4 hereto), including (i) a waiver of certain events of default and cross-defaults that would occur under the Notes and the First Amended and Restated Notes as a result of the execution of the Merger Agreement, (ii) consent to the subordination of the security interests and repayment obligations of the First Amended and Restated Notes to the security interests and repayment obligations of the Issuer and its subsidiaries to Parent under the Bridge Loan, and (iii) a waiver of certain redemption rights in the event of a change of control under the Notes as a result of the execution of the Merger Agreement or under the First Amendment and Restated Notes upon the consummation of the Merger, or the change of control that would result from the Optional Conversion.  In exchange for such waivers and consents, the Issuer and the holders of the Notes agreed, among other things, (i) to amend and restate the Notes effective as of April 30, 2009 in the form of the First Amended and Restated Notes to, among other things, add additional issuers, add or modify certain restrictive covenants, and adjust the Conversion Price of the Notes to $3.40 per share of common stock (subject to further adjustment as provided therein) and to issue to the holders thereof certain warrants to purchase shares of common stock of the Issuer exercisable upon the terms and conditions described below (the "Waiver Warrants") and (ii) to further amend and restate the First Amended and Restated Notes effective as of the effective time of the Merger in the form of the Second Amended and Restated 7 ¾% Convertible Secured Notes, issued by the Issuer, NH LLC, USPG, Diabetes, and National (the “Second Amended and Restated Notes”) to, among other things, further amend certain restrictive covenants, delete certain redemption provisions and reduce the change of control premium, to issue to the holders thereof certain warrants to purchase common stock of the Surviving Corporation, exercisable upon the terms and conditions as described below (the "Merger Warrants") and to effect the exchange and rollover as described below.

The terms of the aforementioned agreements are incorporated herein by reference.

Item 4. Purpose of Transaction

The following summaries of the documents set forth below are not intended to be complete and are qualified in their entirety by reference to the full text of each relevant document, each of which has been previously filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on its Current Report on Form 8-K filed on May 4, 2009 and are incorporated herein by reference.

I.  WAIVER AND CONSENT

In connection with the Merger Agreement and the Issuer’s entering into the Bridge Loan, the Issuer requested and certain of the Reporting Persons, as holders of the Notes, agreed to provide certain waivers under and modifications to the Notes, as set forth in the Limited Waiver and Consent, by and among the Issuer, NH LLC, USPG, Diabetes, National, Master Account, Capital Partners (100), and OTQ (the “Limited Waiver and Consent”).

Limited Waiver and Consent

Pursuant to the Limited Waiver and Consent, certain of the Reporting Persons, as holders of the Notes, agreed, among other things, subject to the satisfaction of certain conditions precedent, (i) as of the execution date of the Merger Agreement, to waive any change of control redemption rights and certain events of default and cross-defaults that would occur under the Notes and the First Amended and Restated Notes as a result of the execution of the Merger Agreement, (ii) to give consent to enter into a subordination agreement that would subordinate the security interests and repayment obligations of the First Amended and Restated Notes to the security interests and repayment obligations of the Issuer and its subsidiaries to Parent under the Bridge Loan, (iii) upon the consummation of the Merger Agreement, to waive the redemption on change of control and certain other redemption provisions in the Notes and the First Amended and Restated Notes and (iv) upon the occurrence of the Optional Conversion, to provide consent thereto and waive redemption upon a change of control under the Notes and the First Amended and Restated Notes as a result thereof.

In exchange for such waivers and consents, the Issuer and the holders of the Notes agreed (i) to amend and restate the Notes effective as of April 30, 2009 in the form of the First Amended and Restated Notes to, among other things, add additional issuers, add or modify certain restrictive covenants, and adjust the Conversion Price of the Notes to $3.40 per share of common stock (subject to further adjustment as provided therein) and to issue to the holders thereof the Waiver Warrants, exercisable only upon the occurrence of the Optional Conversion, (ii) to further amend and restate the Notes effective as of the effective time of the Merger in the form of the Second Amended and Restated Notes to, among other things, further amend certain restrictive covenants, delete certain redemption provisions and reduce the change of control premium and issue the holders thereof the Merger Warrants and (iii) to effect the exchange and rollover, as described below in part II of this Item 4.

First Amended and Restated Notes

The First Amended and Restated Notes issued to certain of the Reporting Persons on April 30, 2009 in replacement of the Notes represent obligations of the Issuer and its subsidiaries party thereto in an aggregate principal amount of $15.0 million.  The First Amended and Restated Notes bear interest at a rate of 7 ¾% per annum payable monthly, have a final maturity date of February 28, 2012 and are secured by a security interest in the assets of the issuers thereto and of any future subsidiaries of the issuers.  The security interest and repayment obligations on the First Amended and Restated Notes have been subordinated to the security interest held by, and payment obligations owed to (i) CapitalSource Finance LLC (“CapitalSource”), as set forth in the Amended and Restated Senior Subordination Agreement, dated as of April 30, 2009, by and among the Reporting Persons party thereto, CapitalSource, RGGPLS, USPG, NH LLC, Diabetes and National (the “Amended and Restated Senior Subordination Agreement”) and (ii) Parent and MSL FAMILY LLC, a Delaware limited liability company (“MSL”), as set forth in the Subordination Agreement, dated as of April 30, 2009, by and among the Reporting Persons party thereto, Parent, MSL, USPG, NH LLC, Diabetes and National.

The First Amended and Restated Notes contain restrictive covenants that limit the Issuer’s (and its subsidiaries’) ability to, among other things: (i) incur additional debt; (ii) create liens on certain assets to secure debt; (iii) pay dividends on or make other distributions in respect of their capital stock or make other restricted payments; (iv) make certain investments; (v) sell certain assets; and (vi) enter into certain transactions with their affiliates.  These covenants are subject to a number of limitations and exceptions set forth in the First Amended and Restated Notes.

In the event of a change of control (as defined therein), the Issuer has the option, and the holder may require the Issuer, to redeem the First Amended and Restated Notes for payment of 110% of the then-outstanding principal amount of the First Amended and Restated Notes being redeemed plus any accrued and unpaid interest thereon, or, if the Issuer does not act, the holders of the First Amended and Restated Notes may choose to either cause the Issuer to redeem the First Amended and Restated Notes for payment of 110% of the then-outstanding principal amount of the First Amended and Restated Notes being redeemed plus any accrued and unpaid interest thereon and/or require the relevant surviving corporation to assume the obligations under the First Amended and Restated Notes.  In addition, on February 28, 2010, and from time to time thereafter, the Issuer is required to redeem a portion of the First Amended and Restated Notes, as more fully described in the First Amended and Restated Notes, at a price equal to the then-outstanding principal amount of the First Amended and Restated Notes being redeemed plus any accrued and unpaid interest thereon.

           The First Amended and Restated Notes are convertible at the option of the holder into such number of shares of common stock of the Issuer determined by dividing the principal amount plus accrued and unpaid interest of the First Amended and Restated Notes being converted by a conversion price of $3.40, subject to adjustment as set forth in the First Amended and Restated Notes. The First Amended and Restated Notes are currently exercisable for an aggregate of 4,411,763 shares of common stock.

Waiver Warrants

The Waiver Warrants will become exercisable in whole or in part upon the occurrence of the Optional Conversion, and will remain exercisable until 5:00 p.m. Eastern time on the tenth anniversary of the date on which the Waiver Warrants become exercisable; provided, that the Waiver Warrants will be deemed null and void, and of no further force and effect at the effective time of the Merger.  The exercise price of the Waiver Warrants is $0.05 per share, subject to adjustment pursuant to the terms of the Waiver Warrants.  The Waiver Warrants will be exercisable into a number of shares of common stock equal to 10% of the total number of shares of common stock outstanding on a fully diluted basis immediately following the Optional Conversion, which number is subject to adjustment pursuant to the terms of the Waiver Warrants.

At the effective time of the Merger, the Waiver Warrants will be deemed null and void, and of no further force and effect, and the holders of the First Amended and Restated Notes will exchange such notes for the Second Amended and Restated Notes and the Merger Warrants.

Second Amended and Restated Notes

The Second Amended and Restated Notes to be issued to certain of the Reporting Persons in exchange for the First Amended and Restated Notes simultaneously with the consummation of the Merger, represent obligations of the Issuer and its subsidiaries party thereto in an aggregate principal amount of $15.0 million.  The Second Amended and Restated Notes bear interest at a rate of 7 ¾% per annum payable monthly, have a final maturity date of February 28, 2012 and are secured by a security interest in the assets of the issuers thereto and of any future subsidiaries of the issuers.  The security interest and repayment obligations on the Second Amended and Restated Notes have been subordinated to the security interest held by, and payment obligations owed to, CapitalSource, as set forth in the Amended and Restated Senior Subordination Agreement.

The Second Amended and Restated Notes contain restrictive covenants that limit the Issuer’s (and its subsidiaries’) ability to, among other things: (i) incur additional debt; (ii) create liens on certain assets to secure debt, (iii) pay dividends on or make other distributions in respect of their capital stock or make other restricted payments; (iv) make certain investments; (v) sell certain assets; and (vi) enter into certain transactions with their affiliates. These covenants are subject to a number of limitations and exceptions set forth in the Second Amended and Restated Notes.

In the event of a change of control as defined therein, the Issuer has the option, and the holder may require the Issuer, to redeem the Second Amended and Restated Notes for payment of an amount equal to 105% of the then-outstanding principal amount of the Second Amended and Restated Notes being redeemed plus any accrued and unpaid interest thereon, or, if the Issuer does not act, the holders of the Second Amended and Restated Notes may choose to either cause the Issuer to redeem such notes for payment of an amount equal to 105% of the then-outstanding principal amount of the Second Amended and Restated Notes being redeemed plus any accrued and unpaid interest thereon and/or require the surviving corporation assume the obligations under such notes.

The Second Amended and Restated Notes are convertible at the option of the holder of such notes into such number of shares of common stock of the surviving corporation determined by dividing the principal amount plus accrued and unpaid interest of such notes being converted by a conversion price of $3.40, subject to adjustment as set forth in the Second Amended and Restated Notes.

Merger Warrants

The Merger Warrants will be issued as of and will become exercisable at the effective time of the Merger, and will remain exercisable until 5:00 p.m. Eastern time on the eighth anniversary following the date on which the Merger Warrants are issued.  The exercise price of the Merger Warrants is $0.12 per Share, subject to adjustment pursuant to the terms of the Merger Warrants.  The Merger Warrants are exercisable into shares of common stock equal to 10% of the total number of shares of common stock on a fully diluted basis immediately following the effective time of the Merger.  Moreover, if Parent were to, following such effective time, exercise its option to purchase up to $2 million in additional Series A Preferred Stock on the same terms and conditions as the Series A Preferred Stock issued by the Issuer to Parent on the closing date pursuant to the Merger Agreement, then the number of shares of common stock that may be acquired upon exercise of the Merger Warrants will be increased to reflect a recalculation of the 10% figure as if such purchases had occurred at the effective time of the Merger.

II.  EXCHANGE AND ROLLOVER

In connection with the Merger and the transactions contemplated thereby, certain of the Reporting Persons have agreed to rollover their equity in the Issuer into shares of common stock of the Surviving Corporation pursuant to the Exchange and Rollover Agreement, by and among Parent, Merger Sub, the Issuer, the Reporting Persons party thereto, Glenn Parker, Lewis Stone and Timothy Fairbanks (the “Exchange and Rollover Agreement”).  In furtherance of the transactions contemplated by the Exchange and Rollover Agreement and in order to set forth the relative rights of the Reporting Persons and the other signatories thereto with respect to their securities of the Surviving Corporation, the Reporting Persons entered into the following agreements which would become effective only upon the occurrence of the effective time of the Merger pursuant to the Merger Agreement as in effect on the date of execution of the Waiver and Consent and will be null and void and have no force or effect in the event the Merger Agreement is terminated in accordance with its terms: (i) the Right of First Refusal and Co-Sale Agreement, by and among Parent, the Issuer, the Reporting Persons party thereto, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama, and RGGPLS (the “Right of First Refusal and Co-Sale Agreement”); (ii) the Investor Rights Agreement, by and among Parent, the Issuer, the Reporting Persons party thereto, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS (the “Investor Rights Agreement”); and (iii) the Voting Agreement, by and among Parent, the Issuer, the Reporting Persons party thereto, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS (the “Voting Agreement”).

Exchange and Rollover Agreement

In connection with the closing of the Merger and the transactions contemplated thereby, certain members of the Issuer’s senior management and the Reporting Persons agreed to exchange their shares of common stock of the Issuer in exchange for the same number of shares of Merger Sub Non-Voting Common Stock (as defined in the Exchange and Rollover Agreement), at a value per share equal to $0.12, in accordance with the terms and conditions of the Exchange and Rollover Agreement (the “Exchange”).  Immediately thereafter, each share of Merger Sub Non-Voting Common Stock (including the Merger Sub Non-Voting Common Stock that was issued in the Exchange) issued and outstanding immediately prior to the effective time of the Merger shall be converted into and become one share of common stock of the Surviving Corporation.

Right of First Refusal and Co-Sale Agreement

As a condition to Parent’s purchase of the Series A Preferred Stock and entering into certain agreements related thereto, Parent, the Issuer, certain Reporting Persons, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS executed the Right of First Refusal and Co-Sale Agreement for the purposes of, among others, setting forth certain rights and obligations of those stockholders, and certain restrictions, with respect to the transfer of securities of the Surviving Corporation.

Right of First Offer

Subject to certain exceptions, if at any time any of the Reporting Persons desires to transfer any shares of Capital Stock (as defined in the Right of First Refusal and Co-Sale Agreement), among other transfer restrictions described more fully in the Right of First Refusal and Co-Sale Agreement, the Reporting Person must provide to Parent written notice thereof (the “Offer Notice”), which must include a description of the type of, and the number of shares of, common stock the Reporting Person desires to transfer (the “Offered Shares”), the purchase price for the Offered Shares, and other material terms and conditions for such disposition.  Parent will have the right to purchase the Offered Shares at the price and on the terms set forth in the Offer Notice (the “Right of First Offer”).  To the extent that Parent does not exercise its Right of First Offer, such Reporting Person may transfer the Offered Shares to a third-party transferee during the ninety (90) day period after the expiration of the Right of First Offer, at a price not less than and on material terms no more favorable to the offeree than those set forth in the Offer Notice.

Tag Along Rights

In the event that Parent (or any of its affiliates) proposes to transfer any Capital Stock (a “Parent Proposed Transfer”), Parent must provide to the Reporting Persons written notice thereof (the “Parent Proposed Transfer Notice”) not later than forty-five (45) days prior to the consummation of such Parent Proposed Transfer, which notice shall (i) state Parent’s intention to transfer or sell Capital Stock to a transferee, the identity of such transferee, the amount and types of Capital Stock proposed to be transferred, the per share purchase price (which shall be reflected on an as converted to common stock basis) for such Capital Stock and a summary of the other material terms of the transfer (including, without limitation, the proposed transfer date) and (ii) invite the Reporting Persons and the other stockholders party to the Right of First Refusal and Co-Sale Agreement to sell a pro rata portion of such Capital Stock being transferred (determined on a fully diluted and as converted to common stock basis assuming full conversion or exercise of all of the Issuer’s convertible securities and options, other than the Second Amended and Restated Notes) in the Parent Proposed Transfer at the same per share purchase price (which shall be reflected on an as converted to common stock basis), in the same form of consideration, and on the terms and conditions, set forth in the Parent Proposed Transfer Notice.

Drag Along Rights

In the event of an Approved Drag-Along Sale (as defined in the Right of First Refusal and Co-Sale Agreement) and subject to other limitations set forth in the Right of First Refusal and Co-Sale Agreement, the Reporting Persons and the other stockholders and the other persons party to the Right of First Refusal and Co-Sale Agreement from time to time are required to, among other things, (i) sell their respective Share Equivalents (as defined in the Right of First Refusal and Co-Sale Agreement) in connection with such Approved Drag-Along Sale and (ii) vote for, consent to and raise no objections to, and not contest such Approved Drag-Along Sale, all as described more fully in the Right of First Refusal and Co-Sale Agreement.

Investor Rights Agreement

Registration Rights

           The Issuer agreed to grant registration rights to the Reporting Persons with respect to certain securities of the Surviving Corporation held by them at any time now or in the future, as described more fully in the Investor Rights Agreement (such covered securities, the “Registrable Securities”).

           Demand Registration Rights

Upon the terms and conditions more fully described in the Investor Rights Agreement, the Reporting Persons may require on up to two (2) occasions that the Surviving Corporation register the Registrable Securities held by the Reporting Persons on Form S-1 at any time following the one (1) year anniversary of an initial public offering; provided, that the Surviving Corporation shall grant to the Reporting Persons an additional demand registration for each year the Surviving Corporation is not in compliance with the rules and regulations of the Securities Act of 1933, as amended (the “Securities Act”) or the Act and, as a result, is not eligible to use a Form S-3, which additional demand registrations shall not exceed two (2) in the aggregate.

Form S-3 Registration Rights

           The Reporting Persons have the right to require, on an unlimited number of occasions, that the Surviving Corporation register their shares of Registrable Securities on a Form S-3 or other short-form registration statement that may be available, subject to certain limitations described in the Investor Rights Agreement.

Piggy-back Registration Rights

If  at any time after the date a registration statement for an initial public offering is declared effective by the SEC or at such earlier time to the extent other stockholders are granted the right to registration before such time, the Surviving Corporation proposes to file a registration statement under the Securities Act with respect to an offering of equity or debt securities solely for cash, then those certain stockholders, including the Reporting Persons, will have the right to include in the registration statement their Registrable Securities and other securities with respect to which registration rights have been granted, subject to, in each case, the limitations set forth in the Investor Rights Agreement.

Preemptive Rights

Each time the Surviving Corporation proposes to sell any equity securities of the Surviving Corporation and/or its subsidiaries, as well as any rights, options, or warrants to purchase equity securities of the Surviving Corporation and/or its subsidiaries, or securities that are, or may become, convertible or exchangeable into or exercisable for equity securities of the Surviving Corporation and/or its subsidiaries, as described more fully in the Investor Rights Agreement, (the “New Securities”), subject to certain excluded issuances, the Surviving Corporation must also make an offering of such securities to the Reporting Persons and certain other stockholders (collectively, the “Preemptive Stockholders”), who may elect to purchase, at the price and on the terms specified in the preemptive rights notice provided by the Surviving Corporation to the Preemptive Stockholders, up to such Preemptive Stockholder’s pro rata portion of such securities as more fully described in the Investor Rights Agreement.

In the event the Parent or any of its affiliates proposes to make or participate as a lender in making a loan to or purchasing debt securities from the Surviving Corporation and/or any of its subsidiaries (a “Debt Transaction”), each other Preemptive Stockholder shall have the right to participate in such Debt Transaction on the same terms and conditions as Parent or any of its affiliates, and such Debt Transaction shall be subject to the preemptive rights provisions in the Investor Rights Agreement as if such loan or debt security was a New Security.

Voting Agreement

As a condition to the willingness of Parent to enter into the Preferred Stock Documents (as defined in the Merger Agreement), certain stockholders of the Issuer including the Reporting Persons entered into the Voting Agreement, pursuant to which each of such stockholders agreed to, among other things, vote the voting securities of the Surviving Corporation owned beneficially or of record by such stockholders in favor of electing such members of the board of directors as are designated in accordance with the Voting Agreement.

So long as the Reporting Persons satisfy any one of the following: (x) the Reporting Persons and their affiliates hold any Second Amended and Restated Notes, (y) the Reporting Persons and their affiliates own a number of Shares (as defined in the Voting Agreement) equal to at least thirty-three percent (33%) of the shares of common stock owned by the Reporting Persons at the effective time of the Merger (determined on a fully diluted and as converted to common stock basis assuming full conversion or exercise of all of the Surviving Corporation’s convertible securities and options, other than the Second Amended and Restated Notes) or (z) the Reporting Persons and their affiliates own at least five percent (5%) of the shares of common stock outstanding (determined on a fully diluted and as converted to common stock basis assuming full conversion or exercise of all of the Surviving Corporation’s convertible securities and options, other than the Second Amended and Restated Notes), the Reporting Persons may elect to the Surviving Corporation’s board of directors one (1) individual designated by the Reporting Persons.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008, which disclosed that there were 28,077,872 Shares outstanding as of April 24, 2009.
     (a) (i) Master Account may be deemed the beneficial owner of 4,267,0968 Shares (approximately 14.1%8 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of 2,046,096 Shares held for the account of Master Account and 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Master Account.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 569,9319 Shares (approximately 2.0%9 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 273,285 Shares held for the account of Capital Partners (100) and 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Capital Partners (100).
          (iii) Advisors may be deemed the beneficial owner of 4,837,02710 Shares (approximately 15.8%10 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Master Account, and (B) 273,285 Shares held for the account of Capital Partners (100) and 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Capital Partners (100).
           (iv) OTQ may be deemed the beneficial owner of 2,914,95011 Shares (approximately 9.7%11 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 1,020,833 Shares held for the account of OTQ and 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of OTQ.
           (v) Fund Management may be deemed the beneficial owner of 7,751,97712 Shares (approximately 23.9%12 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of OTQ.
           (vi) Dr. Rachesky may be deemed the beneficial owner of 7,931,07713 Shares (approximately 24.4%13 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the First Amended and Restated Note, held for the account of OTQ, and (D) 31,600 shares of restricted stock and 147,500 Shares held for the accounts of the Personal Accounts.

8	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Master Account would be 19,787,946 Shares (approximately 65.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

9	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Capital Partners (100) would be 16,090,781 Shares (approximately 56.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

10	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Advisors would be 20,357,877 Shares (approximately 66.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

11	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by OTQ would be 18,435,800 Shares (approximately 61.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

12	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Fund Management would be 23,272,827 Shares (approximately 71.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

13	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Dr. Rachesky would be 23,451,927 Shares (approximately 72.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,267,096 Shares which may be deemed to be beneficially owned by Master Account as described above, (y) the sole power to direct the voting of 3,368,120 Shares which may be deemed to be beneficially owned by Master Account as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,419,826 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 569,931 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, (y) the sole power to direct the voting of 449,860 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 15,640,921 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 4,837,027 Shares which may be deemed to be beneficially owned by Advisors as described above, (y) the sole power to direct the voting of 3,817,980 Shares which may be deemed to be beneficially owned by Advisors as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,539,897 Shares which may be deemed to be beneficially owned by Advisors as described above.
          (iv) OTQ may be deemed to have (x) the sole power to direct the disposition of the 2,914,950 Shares which may be deemed to be beneficially owned by OTQ as described above, (y) the sole power to direct the voting of 2,148,283 Shares which may be deemed to be beneficially owned by OTQ as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,287,517 Shares which may be deemed to be beneficially owned by OTQ as described above.
          (v) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 7,751,977 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 5,966,263 Shares which may be deemed to be beneficially owned by Fund Management as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,306,564 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (vi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 7,931,077 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 6,145,363 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,306,564 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except for the transactions described in Item 3 and Item 4, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.
          (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
     Item 6 is hereby amended to add the following:
     In connection with the Issuer entering into the Merger Agreement and the Bridge Loan Agreement, certain of the Reporting Persons and the Issuer have entered into the Limited Waiver and Consent, the First Amended and Restated Notes, the Waiver Warrants, the Exchange and Rollover Agreement, the Right of First Refusal and Co-Sale Agreement, the Investor Rights Agreement, and the Voting Agreement. Certain of the aforementioned agreements shall become effective only upon consummation of the Merger, at which time certain of the Reporting Persons and the Surviving Corporation have agreed to enter into the Second Amended and Restated Notes and the Merger Warrants.
     The information set forth in Items 3 and 4 above are incorporated herein by reference.
    Except as set forth herein, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 4, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR ADVISORS LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

OTQ LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Managing Principal

MARK H. RACHESKY, M.D.
	By:	/s/ Hal Goldstein, Attorney in Fact

Exhibit Index

Exhibit No.	Description
1

Limited Waiver and Consent, by and among the Issuer, NH LLC, USPG, Diabetes, National, Master Account, Capital Partners (100) and OTQ, and MHR Capital Partners (500) LP as collateral agent (incorporated by reference to Exhibit 4.24 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

2

First Amended and Restated 7 3/4% Convertible Secured Note in favor of Master Account, dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.20 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

3

First Amended and Restated 7 3/4% Convertible Secured Note in favor of Capital Partners (100), dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.21 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

4

First Amended and Restated 7 3/4% Convertible Secured Note in favor of OTQ, dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.22 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

5	Warrant, in favor of Master Account, issued by the Issuer (incorporated by reference to Exhibit 4.17 to Issuer’s Current Report on Form 8-K filed May 4, 2009).
6	Warrant, in favor of Capital Partners (100), issued by the Issuer (incorporated by reference to Exhibit 4.18 to Issuer’s Current Report on Form 8-K filed May 4, 2009).
7	Warrant, in favor of OTQ, issued by the Issuer (incorporated by reference to Exhibit 4.19 to Issuer’s Current Report on Form 8-K filed May 4, 2009).
8

Form of Second Amended and Restated 7 3/4% Convertible Secured Note, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.28 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

9	Form of Warrant to purchase Shares, issued by the Issuer (incorporated by reference to Exhibit 4.15 to Issuer’s Current Report on Form 8-K filed May 4, 2009).
10

Exchange and Rollover Agreement, dated as of April 30, 2009, by and among Parent, Merger Sub, the Issuer, Master Account, Capital Partners (100), OTQ, Dr. Rachesky, Glenn Parker, Lewis Stone and Timothy Fairbanks (incorporated by reference to Exhibit 4.27 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

11

Right of First Refusal and Co-Sale Agreement, dated as of April 29, 2009, by and among Parent, the Issuer, Master Account, Capital Partners (100), OTQ, Dr. Rachesky, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS (incorporated by reference to Exhibit 4.16 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

12

Investor Rights Agreement, dated as of April 29, 2009, by and among Parent, the Issuer, Master Account, Capital Partners (100), OTQ, Dr. Rachesky, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS (incorporated by reference to Exhibit 4.23 to Issuer’s Current Report on Form 8-K filed May 4, 2009).

13

Voting Agreement, dated as of April 30, 2009, by and among Parent, the Issuer, Master Account, Capital Partners (100), OTQ, Dr. Rachesky, Glenn Parker, Lewis Stone, Timothy Fairbanks, Mark Lama and RGGPLS (incorporated by reference to Exhibit 9.1 to Issuer’s Current Report on Form 8-K filed May 4, 2009).